05037584

SI ... MMISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT

~~FORM X-17A-5~~

PART III

OMB APPROVAL

OMB Number: 3235-0123

Expires: January 31, 2007

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SEC FILE NUMBER

8- 45633

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Solaris Securities Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1402 Royal Palm Beach Blvd., BLDG. 700, STE. 111

(No. and Street)

Royal Palm Beach (City) FLORIDA (State) 33411 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bowden, Wade J

(Name – *if individual, state last, first, middle name*)

3150 Highway 278, Suite 105 (Address) Covington (City) Georgia (State) 30014 (Zip Code)

PROCESSED

MAR 23 2005

THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH, D.C. 185

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/2005

OATH OR AFFIRMATION

I, Christopher S. Coy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Solaris Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature] 1/25/05
Notary Public

Jeffrey Schneider
Commission # DD238068
Expires Sep. 12, 2007
Aaron Notary
1-800-350-5161

Personally Known

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. - Exemptive Provision
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL

**REQUIRED BY
SECURITIES EXCANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3**

SOLARIS SECURITIES, INC.
Member:

In planning and performing our audit of the financial statements and supplemental schedules of Solaris Securities, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section B of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wade J Bowden & Company CPAs, P.C.

Wade J Bowden & Company CPAs, P.C.
February 21, 2005

SOLARIS SECURITIES, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2004 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

SOLARIS SECURITIES, INC.

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

SOLARIS SECURITIES, INC.

We have audited the accompanying statement of financial condition of Solaris Securities, Inc. as of December 31, 2004 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solaris Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company CPAs, P.C.

Atlanta, Georgia
February 21, 2005

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

SOLARIS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

CURRENT ASSETS:		
Cash (Note 1)	$	45,930
Cash deposits with clearing organizations		28,166
Receivable from broker-dealer and clearing organization (Note 2)		13,162
Total current assets		87,258
FURNITURE AND EQUIPMENT (Note 1)		29,947
Less accumulated depreciation		(18,785)
Furniture and equipment - net		11,162
OTHER ASSETS -		
NASD stock		3,300
TOTAL	$	101,720

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES -		
Accounts payable and accrued liabilities	$	47,727
STOCKHOLDERS' EQUITY:		
Capital stock		108,000
Additional paid-in capital		216,948
Retained earnings		(270,955)
Total stockholders' equity		53,993
TOTAL	$	101,720

See Independent Auditors' Report and
Notes to Financial Statements.

SOLARIS SECURITIES, INC.

STATEMENT OF OPERATIONS AND CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:		
Commissions	$	1,147,757
Interest		6,842
Administrative		53,399
Total revenues		1,207,998
EXPENSES:		
Execution		376,008
Commission		276,205
Legal and professional fees		192,946
Clearing fees		78,460
Travel		52,275
Meals and entertainment		43,063
Office supplies		42,671
Rent		42,476
Auto		37,462
Salaries and wages		20,959
Regulatory		11,810
Data		11,733
Repairs and maintenance		10,422
Telephone		9,686
Insurance		8,247
Depreciation		5,814
Bank charges		2,347
Utilities		1,861
Postage		1,767
Advertising		528
Taxes and licenses		232
Total expenses		1,226,972
NET LOSS		(18,974)
RETAINED EARNINGS, JANUARY 1		(251,984)
Rounding difference		3
RETAINED EARNINGS, DECEMBER 31	$	(270,955)

See Independent Auditors' Report and
Notes to Financial Statements.

SOLARIS SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

OPERATING ACTIVITIES:		
Net loss	$	(18,974)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		5,814
Decrease in clearing deposit		4,714
Increase in due from clearing house		(9,012)
Increase in payables		32,180
Net cash provided in operating activities		14,722
NET INCREASE IN CASH		14,722
CASH AT BEGINNING OF YEAR		31,208
CASH AT END OF YEAR	$	45,930

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Solaris Securities, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company was formed in the state of Washington as a sub-chapter S corporation under the original name of Sound Investment Services, Inc. On April 24, 2002 the company's name Sound Investment Services, Inc. was amended with the State of Washington to Solaris Securities, Inc. The Company was converted into a C corporation in 2002. The Company originally commenced business on March 26, 1993.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory.

Income Taxes

No provision has been provided as the Company has net operating losses to carry forward in the current year.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. **RECEIVABLE - CLEARING ORGANIZATION**

The amounts receivable from the clearing organization for the years ended December 31, 2004 was $13,162. The Company clears all of its customer transactions through a broker-dealer independent of the Company on a fully disclosed basis.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $39,531, which was $34,531 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.37 to 1.

4. **EXEMPTIVE PROVISION**

The Company claims an exemption from SEC Rule 15c3-3 based on Section (k)(2)(ii) that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing broker is Pension Financial Services, Inc.

SOLARIS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

	SCHEDULE 1
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 53,993
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Furniture, equipment and software - net	(11,162)
NASD stock	(3,300)
NET CAPITAL	39,531
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued liabilities	47,727
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum dollar net capital requirement	5,000
Excess net capital	34,531
Excess net capital at 1,000 percent	34,758
Ratio: Aggregate indebtedness to net capital	1.37 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2004):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	36,952
Adjustment to record additional income	2,579
NET CAPITAL PER ABOVE	$ 39,531

See Independent Auditors' Report